September 20, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, DC 20549-3720

Attention:	Ibolya Ignat

Daniel Gordon

Eric Envall

Sandra Hunter Berkheimer

Re: Thorne HealthTech, Inc.

Registration Statement on Form S-1

(File No. 333-257987)

Acceleration Request

Requested Date: September 22, 2021

Requested Time: 4:00 PM ET

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), BofA Securities, Inc., Cowen and Company, LLC and Evercore Group L.L.C., as representatives of the several underwriters, hereby join Thorne HealthTech, Inc. in requesting that the Securities and Exchange Commission take appropriate action to cause the Registration Statement on Form S-1 (File No. 333-257987) (the “Registration Statement”) to become effective on September 22, 2021, at 4:00 p.m. ET, or as soon thereafter as may be practicable.

Pursuant to Rule 460 under the Act, please be advised that we will take reasonable steps to secure adequate distribution of the preliminary prospectus, to underwriters, dealers, institutions and others, prior to the requested effective time of the Registration Statement.

We advise that we have complied and will continue to comply, and that we have been informed by the participating underwriters that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, to the extent applicable.

[Signature Page Follows]

Very truly yours,

BOFA SECURITIES, INC.

By:	/s/ Kurt Sunderman
Name:	Kurt Sunderman
Title:	Managing Director

COWEN AND COMPANY, LLC

By:	/s/ Michael Campbell
Name:	Michael Campbell
Title:	Managing Director, Equity Capital Markets

EVERCORE GROUP L.L.C.

By:	/s/ Sachin Aggarwal
Name:	Sachin Aggarwal
Title:	Managing Director

[Signature Page to Acceleration Request]